

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2015

<u>Via E-mail</u>
Anthony W. Thomas
President and Chief Executive Officer
Communications Sales & Leasing, Inc.
4001 Rodney Parham Road
Little Rock, AR 72212

> **Re:** **Communications Sales & Leasing, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed December 22, 2014**
> **File No. 001-36708**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 1</u>

<u>Our Relationship with Windstream, page 3</u>

1.   We note your response to comment 5 of our letter dated November 24, 2014. We reissue our comment. We note your disclosure that Windstream will continue to own certain distribution systems. Please briefly explain the reasons why Windstream will retain these assets instead of transferring them to you or advise.

Dividend Policy, page 46

2.   We have reviewed your response to comment 4 of our letter dated November 24, 2014. Please revise your disclosure to include a table calculating the cash available for distribution for the twelve month period subsequent to most recent balance sheet date. In addition, please disclose the relationship between the cash available for distribution and the estimated dividend for that period.

Description of Financing and Material Indebtedness, page 48

Senior Notes Issuance, page 48

3.   Please explain your position of allocating notes based upon "desired capitalization" of the Registrant and the Windstream Subsidiary and not based upon a relation to the value of the underlying property. In your response, please identify those agreements and/or contracts that support the proposed allocation of senior debt to the Registrant and further elaborate, in sufficient detail, how you determined that the "desired capitalization" for the Registrant would be distributions in excess of capital of $842 thousand as included in your pro forma balance sheet on page 53.

Transition Services Agreement and Wholesale Reseller Agreement, page 52

4.   We note your disclosure that you intend to enter into agreements with Windstream and its affiliates to provide services. In an appropriate section, please provide more detail regarding the services to be provided, and explain how these services are different from the services that are to be provided by GP LLC.

Business and Properties, page 80

5.   We note your response to comment 9 of our letter dated November 24, 2014. Please advise whether you have entered into an agreement with GP LLC to manage the operating partnership. If so, please file the agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or advise. Further, please provide greater disclosure regarding the services to be provided by GP LLC, the employees of GP LLC that will be providing these services and disclose any compensation arrangements or advise. Please refer to Items 401, 402, and 404 of Regulation S-K.

Properties Summary, page 81

6.   We note your response to comment 10 of our letter dated November 24, 2014, and your disclosure on page 81 regarding the "payment of all costs and expenses associated with the transfer." Please disclose in greater detail the additional amount you will need to pay in order to acquire legal title.

Investment and Financing Policies, page 85

7.   We note your response to comment 11 of our letter dated November 24, 2014. We were unable to locate your revision in response to this comment. Please describe in greater detail the "other real property assets." Further, please provide greater detail regarding the geographic areas where you are prohibited from investing. Please clarify whether there is a time limit applicable to the non-compete clause. Further, please advise whether the limitation applies to the "other real property assets" that you may invest in.

8.   We note your response to comment 12 of our letter dated November 24, 2014. We were unable to locate your revision in response to this comment. Please describe the types of interests in real estate in which the registrant and its subsidiaries may invest.

Our Relationship with Windstream Following the Spin-Off, page 85

Rental Amounts and Escalators, page 99

9.   We note your response to comment 14 of our letter dated November 24, 2014. Please revise to disclose in greater detail how you determined the current estimated rental amount or advise.

Assignment and Subletting, page 101

10.   Please explain the term "colocation."

Distribution Systems

Notes to Combined Balance Sheet

3. Revision to Combined Balance Sheet, page F-16

11.   Please mark your financial statements as restated as opposed to "revised." Please make similar changes to your disclosures throughout the document including within the auditor's opinion.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Robert B. Pincus, Esq. (*via e-mail*)